January 20, 2009
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
(202) 551-3736 (o)
(202) 772-9368 (f)

RE:	TOUSA, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed August 12, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2008 File No: 1-32322
This letter is in response to your letter dated December 18, 2008 containing additional comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our above-referenced filing. For your convenience, we have reproduced the full text of the Staff’s comments in bold and provided our response to each comment immediately after the comment.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
Critical Accounting Policies, page 49
Impairment of Long-Lived Assets, page 50
1.	We note the draft disclosure you intend to include in the future filings in response to comment 1 in our letter dated November 17, 2008. It is unclear how your revised disclosures adequately addressed the concerns noted in our previous letter. Please further revise the draft disclosure to address the following:
•	Specifically state why you are unable to provide quantitative disclosures for your material assumptions used in projecting community cash flows.

•	We noted that you have a large land parcel with a carrying value of $104.2 million as of March 31, 2008, which is 10% of total inventory as of March 31, 2008. Please include detailed disclosures for each period presented as to the method used to estimate the land, the assumptions included in the methodology, a sensitivity analysis of those assumptions on the estimated fair value, and where applicable where the large land parcel is located.

•	Explain how you determined the third-party market studies were sufficiently reliable to include the findings in your cash flow projection models, especially in light of your statement in your March 31, 2008 form 10-Q that “[f]urther deterioration in the homebuilding industry is expected for the foreseeable future...” Discuss the specific findings of these third-party market studies including when the studies were conducted. If you have subsequently revised your cash flow projection models, please disclose as such along with your basis for such a change and the impact the change had on your impairment analysis.

Response:
In response to the Staff’s comment, we will modify our future filings. Changes to each section are outlined below.
“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Impairment of Long-Lived Assets” will be revised as follows (additional text included in our October 20, 2008 and December 2, 2008 responses are italicized, additional text added in this response is underlined ):
Housing communities and land/homesites under development are stated at the lower of cost or net realizable value. Property and equipment is carried at cost less accumulated depreciation. We assess these assets for impairment in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
We review inventories for impairment on a community by community basis. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized. Our evaluation for impairment is impacted by margins on homes that have been delivered, margins on sales contracts in backlog, projected margins with regard to future home sales over the life of the community, projected margins with regard to future land sales, and the fair value of the land itself. We pay particular attention to trends that indicate a downward market such as slow-moving inventories and lower sales prices.
If the undiscounted cash flows are less than the carrying amount of inventory, then the impairment is measured based on estimated future cash flows, discounted at a market rate of interest. The projected cash flows for each community are significantly impacted by estimates related to market supply and demand, product type, homesite sizes, sales pace, sales prices, sales incentives, construction costs, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials and other factors for that particular community. Local economy and community factors that may affect our assumptions include current market economic and demographic conditions, competitors’ presence and activities in the local market, current market trends and forecasts, historical results, specific community features such as location, amenities, unique attributes and future potential alternatives for product offerings in response to market conditions. The determination of fair value also requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the community’s projected life and development stage. We generally use discount rates ranging from 11% to 27%, with an average of 20%, depending on the perceived risks associated with the community’s cash flow streams relative to its inventory. Our cash flow projection models ~~begin to~~ assume a price depreciation in 2008 and a minimal price appreciation in all of our markets beginning in 2009 and were based on third-party market studies prepared during the fourth quarter of 2007, corroborated with management estimates and projections. Subsequently, during the second half of 2008, the weakness in the housing market was exacerbated by unforeseen significant disruptions in the broader financial markets and severe constraints in the credit markets. As SFAS No. 144 requires that the assumptions used in the cash flow projection models reflect the conditions in effect as of the assessment date, our evaluation did not anticipate the dramatic effect of these events. Due to the deterioration in market conditions, we expect that our price appreciation and other assumptions for the second half of 2008 will be correspondingly adjusted, which we expect will result in additional impairment charges.
We believe that the accounting for impairment of long-lived assets is a critical accounting policy because of the assumptions inherent in the evaluations and the impact of recognizing impairments would be material to our consolidated financial statements. Evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors involving some amount of uncertainty since they are based on current market conditions and current assumptions of future markets made by management. These assumptions include: the expected sales prices and sales incentives to be offered; the timing of sales within a community; the expected cancellation rates based on local housing market conditions and competition; the number and type of homes available and pricing and incentives being offered in other communities by us or by other builders in the surrounding areas; total costs expended to date and expected to be incurred in the future, including, sales and marketing costs; alternative products that may be offered that could have an impact on sales pace, sales price and/or building costs; and, alternative uses for the property such as the possibility of a sale of lots to a third party versus the sale of individual homes. Many of these assumptions are interdependent and changing one assumption generally requires a corresponding change to one or more of the other assumptions. For example, increasing or decreasing the sales absorption rate has a direct impact on the estimated per unit sales price of a home, the level of time sensitive costs (such as indirect construction, overhead and carrying costs), and selling and marketing costs (such as model maintenance costs and promotional and advertising campaign costs). ~~Depending on what~~Our objectives ~~we are trying to accomplish with~~ for a community, it could have a significant impact on the community cash flow analysis. For example, if our business objective is to drive delivery levels, our ~~project~~ community cash flow analysis will be different than if the business objective is to preserve operating margins. These objectives may vary significantly from community to community, from division to division, and over time with respect to the same community. The number of communities reviewed for impairment and the interrelationship and complexity of assumptions, preclude discussion on a community by community basis. ~~Therefore, due to uncertainties in the estimation process, actual results could differ from such estimates.~~ Continuing uncertainties in economic and market conditions and assumptions and estimates required of our management in valuing inventory during changing market conditions, could result in actual future results differing materially from management’s assumptions and may require material inventory impairment charges to be recorded in the future. For example, further market deterioration may lead to additional sales incentives and decreases in sales prices and/or volumes resulting in additional impairment charges on previously impaired inventory, as well as on inventory not currently impaired but for which indicators of impairment may arise if further market deterioration occurs.
During the year ended December 31, 2007, we recorded impairment losses of $180.8 million on active communities, including $6.0 million of inventory impairments recognized on assets consolidated under SFAS 66 for which we do not have title to the underlying asset.
Note 3, Inventory, to the Notes to Consolidated Financial Statements will be revised as follows (additional text included in our October 20, 2008 and December 2, 2008 responses are italicized, additional text added in this response is underlined ):
In accordance with SFAS No. 144, we carry long-lived assets held for sale at the lower of the carrying amount or fair value. For active communities (communities under development and construction), we evaluate an asset for impairment when events and circumstances indicate that they may be impaired. Impairment is evaluated by estimating future undiscounted cash flows, on a community basis, expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on estimated future cash flows, discounted at a market rate of interest. During the years ended December 31, 2007, 2006 and 2005, we recorded impairment losses of $180.8 million, $81.9 million and $6.5 million, respectively, on active communities, which are included in cost of sales — inventory impairments and abandonment costs in the accompanying consolidated statements of operations. Included in the impairment charges on active communities for the year ended December 31, 2007 is $6.0 million of inventory impairments recognized on properties accounted for as financing arrangements under SFAS 66 for which we do not have title to the underlying asset.
In accordance with SFAS 144, we performed an evaluation of impairment on a large land parcel located in Arizona with a carrying value of $104.2 million as of March 31, 2008. As of March 31, 2008, this parcel is not impaired as the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition exceed the carrying value. We based our computation of the future undiscounted cash flows on management estimates and projections which assume that the land parcel will be subdivided into super-pads (entitled and engineered, level but not graded, subdivided land parcels with the required master plan infrastructure and utilities for merchant builders to custom finish lots for retail home construction) with super-pad sales estimated to commence in 2010 in anticipation of retail new home demand in 2012. This computation also included other assumptions related to market supply and demand, product type, homesite sizes, sales pace, sales prices, construction costs, sales and marketing expenses, the local economy, competitive conditions, labor costs and costs of materials. The undiscounted cash flows are based on a long-term project horizon of nine years; accordingly, all project costs are variable. The undiscounted cash flows used to evaluate this parcel, assume a nine-year average annual retail home price appreciation of 2.5%. Changes in the timing or amounts of these cash flows could result in a material impairment charge. If all other assumptions remained constant, a nine-year average annual retail home price depreciation of 1% or more in the home sales price assumption would result in an impairment with respect to this land parcel. Additionally, if management determined that the parcel should be classified as held for sale, as opposed to held for use, a material impairment charge would be recognized.
During the years ended December 31, 2007, 2006 and 2005, we also recorded charges of $671.9 million, $71.3 million and $0.2 million, respectively, in write-offs of deposits and abandonment costs which is included in cost of sales — inventory impairments and abandonment costs in the accompanying consolidated statements of operations, related to land that we have determined is not probable that we will purchase or build on. The following table summarizes information related to impairment charges on active communities and write-offs of deposits and abandonment costs by region (dollars in millions):

	Year Ended December 31,
	2007	2006	2005
Impairment charges on active communities:
Florida	$95.8	$13.2	$1.8
Mid-Atlantic	16.0	26.2	0.8
Texas(1)	1.0	0.6	—
West	68.0	41.9	3.9

	180.8	81.9	6.5

Write-offs of deposits and abandonment costs:
Florida	370.1	8.3	—
Mid-Atlantic	63.3	11.8	—
Texas(1)	5.3	0.2	0.2
West	233.2	51.0	—

	671.9	71.3	0.2

Inventory impairments and abandonment costs	$852.7	$153.2	$6.7

Remaining carrying value of inventory impaired at period end	$718.3	$400.1	$35.4
Number of projects impaired during the period	220	95	9
Total number of projects included in inventory and reviewed for impairment during the period	433	546	597

(1)	The Texas region excludes the Dallas division, which is now classified as a discontinued operation.
The above table will also be included in the MD&A section of the 10-K.
Note 3, Inventory, to the Notes to Consolidated Financial Statements in the March 31, 2008 Form10-Q will be revised as follows (additional text is underlined):
In accordance with SFAS 144, we performed an evaluation of impairment on a large land parcel located in Arizona with a carrying value of $104.2 million as of March 31, 2008. As of March 31, 2008, this parcel is not impaired as the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition exceed the carrying value. We based our computation of the future undiscounted cash flows on management estimates and projections which assume that the land parcel will be subdivided into super-pads (entitled and engineered, level but not graded, subdivided land parcels with the required master plan infrastructure and utilities for merchant builders to custom finish lots for retail home construction) with super-pad sales estimated to commence in 2010 in anticipation of retail new home demand in 2012. This computation also included other assumptions related to market supply and demand, product type, homesite sizes, sales pace, sales prices, construction costs, sales and marketing expenses, the local economy, competitive conditions, labor costs and costs of materials. The undiscounted cash flows are based on a long-term project horizon of nine years; accordingly, all project costs are variable. The undiscounted cash flows used to evaluate this parcel, assume a nine-year average annual retail home price appreciation of 2.5%. Changes in the timing or amounts of these cash flows could result in a material impairment charge. If all other assumptions remained constant, a nine-year average annual retail home price depreciation of 1% or more in the home sales price assumption would result in an impairment with respect to this land parcel. Additionally, if management determined that the parcel should be classified as held for sale, as opposed to held for use, a material impairment charge would be recognized.
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Critical Accounting Policies, page 46
Financial Reporting Under SOP 90-7, page 47
2.	Please revise your disclosure in future filings to disclose the amount, if any, that you have reduced your pre-petition obligations included in liabilities subject to compromise by along with how you estimated the expected allowable amounts. Please provide us with the disclosure you intend to include in future filings.

Response:
As of March 31, 2008, the amounts included in liabilities subject to compromise have not been reduced from pre-petition obligations. We will modify our future filings as follows (additional text is underlined):
In accordance with GAAP, we have applied the provisions of American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), in preparing the unaudited consolidated financial statements. SOP 90-7 requires that financial statements, for periods subsequent to our Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of our business. Accordingly, certain items of income, expense, gain or loss realized or incurred because we are in Chapter 11 are recorded in reorganization items, net on the accompanying unaudited consolidated statements of operations. Also, pre-petition obligations that may be impacted by the bankruptcy reorganization process have been classified in liabilities subject to compromise on the unaudited consolidated statement of financial condition at March 31, 2008. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. These liabilities are reported on the basis of the expected amount of the allowed claims in accordance with FASB Statement No. 5, Accounting for Contingencies.
We believe that financial reporting under SOP 90-7 is a critical accounting policy because it has a significant impact on our business processes and internal control over financial reporting related to the proper separation and payment of pre-petition and post-petition obligations and the preparation of unaudited consolidated financial statements and related disclosures reflecting the accounting required for the restructuring activities and reorganization expenses resulting from our Chapter 11 proceedings. Application of SOP 90-7 involves estimates for amounts expected to be allowed claims, among other things.
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TOUSA, Inc. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at (954) 364-4023 or via fax at (954) 364-4020.

Sincerely,
/s/ Angela F. Valdes
Name:	Angela F. Valdes
Title:	Vice President and Chief Accounting Officer